Exhibit 2.2

Execution Version

Amendment No. 2 to Agreement and Plan of Merger

This Amendment No. 2, dated as of August 4, 2023 (this “Amendment”), to that certain Agreement and Plan of Merger, dated as of June 13, 2022 (the “Merger Agreement”), is made by and among Blink Charging Co., a Nevada corporation (“Parent”), Semaconnect LLC, a Delaware limited liability company (“Company”), the United States subsidiaries of the Parent party hereto (solely for purposes of Section 10), and Shareholder Representative Services LLC, a Colorado limited liability Company solely in its capacity as the Stockholders’ Representative (“Stockholders’ Representative”). Parent, Company and Stockholders’ Representative are referred to herein sometimes individually as a “Party” and collectively herein as the “Parties.” Any capitalized terms used herein but not defined in this Amendment shall have the meaning ascribed to such terms in the Merger Agreement.

WHEREAS, Section 9.12 of the Merger Agreement requires a written instrument signed by the Parties to amend, supplement or change the Merger Agreement; and

WHEREAS, the Parties wish to modify the definition of Deferred Cash Consideration, Accrued Interest and Section 2.5(k) of the Merger Agreement in order to modify the payment of deferred consideration, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound, the Parties agree as follows:

1. Amendment to Definitions. The defined term “Deferred Cash Consideration” shall be replaced in its entirety with the term “Deferred Merger Consideration”. The definition of Deferred Merger Consideration shall remain “$40,600,000, plus any Accrued Interest”. The Deferred Merger Consideration shall be guaranteed by all United States subsidiaries of the Parent (including the Company) and secured by a senior security interest on all assets of the Parent and its United States subsidiaries (including the Company) pursuant to Section 10 below. For the avoidance of doubt, Accrued Interest as of the date hereof is equal to $3,231,315.

2. Amendment to Section 2.5(k). Section 2.5(k) of the Merger Agreement shall be amended by replacing the entire subsection 2.5(k) with the following new subsection 2.5(k):

“(k) Parent shall pay the Deferred Merger Consideration (including the Accrued Interest) as follows:

(i) Deferred First Installment Payment. No later than fifteen days (such date, the “Deferred First Installment Payment Date”) after the date on which Parent or one of the Parent’s affiliates consummates bona fide debt or equity financings, raises additional amounts from its at-the-market equity offering program, or otherwise raises capital in any transaction or series of related transactions, in a cumulative amount, since the Closing of the Merger Agreement, of at least $150,000,000 (such amount, the “Initial Deferred Threshold”), Parent shall pay $12,500,000 of the outstanding Deferred Merger Consideration in cash to the Equityholders by wire transfer to be deposited with the Paying Agent (the “Deferred First Installment Payment”), for further payment to the Equityholders pursuant to Section 2.2 and this Section 2.5(k). For purposes of this Section 2.5(k)(i)(1), the transaction or series of related transactions in the preceding sentence shall (x) include any secondary offering amount as a part thereof attributable to a selling stockholder of Parent, and (y) exclude any and all funds raised through an initial public offering or direct listing of Parent’s wholly owned subsidiary, Blink Mobility, LLC. For the avoidance of doubt, the Parties acknowledge that as of the date of this Amendment, Parent or its affiliates have already raised $126,564,893 of the Initial Deferred Threshold.

(ii) Additional Deferred Installment Payments. Upon consummation by Parent or one of the Parent’s affiliates of one or more bona fide debt or equity financings, raises additional amounts from its at-the-market equity offering program, or otherwise raising capital in a transaction or series of related transactions, in a cumulative amount, since the Closing of the Merger Agreement of at least $250,000,000 (such amount, the “Second Deferred Threshold”), fifty cents of every dollar of proceeds received by Parent or its affiliates in excess of the Second Deferred Threshold will go towards repayment of the Deferred Merger Consideration until all Deferred Merger Consideration is paid in full to the Equityholders pursuant to Section 2.2 and this Section 2.5(k), by cash wire transfer to the Paying Agent within fifteen (15) days following the consummation of such financing(s) (each such payment, an “Additional Deferred Installment”).

(iii) Maturity. The Deferred Merger Consideration (including any Accrued Interest) shall become due and payable in cash and in full upon the earlier of (i) an Event of Default (as defined in Section 8 below) or (ii) April 1, 2025 (the “Final Payment”). Upon Maturity, the Company shall cause to be deposited with the Paying Agent by wire transfer in cash any outstanding Deferred Merger Consideration Amount, for further payment to the Equityholders pursuant to Section 2.2 and this Section 2.5(k).

(iv) Payment Method. Any Deferred Merger Consideration payment (including the Deferred First Installment Payment, any Deferred Additional Installment Payment and the Final Payment) shall be paid pursuant to Section 2.2 and this Section 2.5(k), with respect to holders of Outstanding Company Common Shares, Outstanding Company Series D Preferred Shares, Outstanding Company Series E Preferred Shares, and the In-the-Money Vested Options held by Persons that are not employees of the Company as of immediately prior to the Effective Time of Merger I, in each case outstanding immediately prior to the Effective Time of Merger I. With respect to In-the-Money Vested Options held by Persons that are employees of the Company as of immediately prior to the Effective Time of Merger I, subject to the requirements of Section 2.3, such Persons’ aggregate Deferred Per Share Merger Consideration shall be paid in the Surviving Company’s next reasonably practicable payroll. Such amounts shall be paid as follows:

(1) With respect to each holder of Outstanding Company Common Shares, the product of (A) the number of Outstanding Company Common Shares held by such Tendering Stockholder immediately prior to the Effective Time of Merger I, times (B) their respective Deferred Per Share Merger Consideration as set forth on the Allocation Schedule, which amounts shall be payable by wire transfer of immediately available funds to the account designated in such Stockholder’s Letter of Transmittal.

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(2) With respect to each holder of Outstanding Company Preferred Shares, the product of (A) the number of As-Converted Outstanding Company Preferred Shares held by such Tendering Stockholder immediately prior to the Effective Time of Merger I, times (B) their respective Deferred Per Share Merger Consideration as set forth on the Allocation Schedule, which amounts shall be payable by wire transfer of immediately available funds to the account designated in such Stockholder’s Letter of Transmittal.

(3) Promptly following the Deferred Payment Date, Parent shall, with respect to each of the NAI Optionholders, Select Employee Optionholders, and Remaining Optionholders who shall have delivered to the Company a completed Option Surrender Form relating to such holder’s In-the-Money Vested Options, cause the Surviving Company to pay to such holder, through the Surviving Company’s payroll system (with respect to holders who are employed by the Company Group at the time of such payment) or pursuant to the payment instructions set forth in such holder’s Option Surrender Form (with respect to holders who are not employed by the Company Group at the time of such payment), the applicable Deferred Merger Option Cancellation Payment, less any required withholding Taxes, in consideration of the cancellation of such In-the-Money Vested Option.

(4) Notwithstanding the foregoing, Accrued Interest included in the Deferred Merger Consideration will be allocated and paid to each holder of Outstanding Company Common Shares, holder of Outstanding Company Preferred Shares, NAI Optionholders, Select Employee Optionholders and Remaining Optionholders pro rata in accordance with their relative entitlements to the Deferred Merger Consideration (without giving effect to Accrued Interest).

(5) For the avoidance of doubt and notwithstanding anything in the Merger Agreement, the allocation schedule with respect to the Deferred Merger Consideration is attached hereto as Exhibit A.

(v) Tax Treatment. Solely for U.S. federal income tax purposes, the Parties agree that (a) the right to receive the Deferred First Installment Payment, (b) the right to receive the portion of the Additional Deferred Installment Payments that can be converted into shares of Parent Common Stock by reason of the Option (as defined below), and (c) the right to receive the remainder of the Additional Deferred Installment Payments shall be treated as separate debt instruments issued to the Equityholders.

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(vi) Prepayment. Prior to the exercise of the Option by a given Equityholder, Parent may provide the Stockholders’ Representative with a request to prepay the Deferred First Installment Payment and each Additional Deferred Installment (each such request, a “Prepayment Request”). Within five (5) business days following the Prepayment Request, the Stockholders’ Representative may provide a notice that a given Equityholder is exercising its Option to convert. Following such period, the Prepayment Request may be prepaid in whole or in part, less any amounts attributable to any Options exercised during such period, at any time and from time to time without premium or penalty. All prepayments shall be applied first to unpaid Accrued Interest and then to the applicable principal amount.

3. Amendment to Section 9.13. The definition of “Accrued Interest” in Section 9.13 of the Merger Agreement shall be amended by replacing it with the following new definition:

“‘Accrued Interest’ means, (i) from the Closing Date to August 4, 2023, interest accrued on the initial amount of $40,600,000 at the fixed rate of 7% per annum, and (ii) August 4, 2023 until full repayment of the Deferred Merger Consideration, interest accrued on the Deferred Merger Consideration shall be calculated at a fixed rate of 9.5% per annum. 50% of Accrued Interest set forth in clause (ii) shall be paid quarterly in cash and 50% of Accrued Interest set forth in clause (ii) shall be compounded quarterly and paid in kind. Accrued Interest shall be calculated on the actual number of days elapsed over a year of 365 days.”

4. Consent Fee Payment and Expense Reimbursement. In consideration of the agreement by the Equityholders to enter into this Amendment, Parent shall issue the number of shares of Parent Common Stock at the price that is the arithmetic average of the daily volume-weighted average prices of the Parent Common Stock on Nasdaq, as reported on Bloomberg Page “BLNK US<equity>AQR” calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, on each of the three (3) consecutive complete trading days prior to the date of this Amendment, the date of this Amendment, and each of the three (3) consecutive complete trading dates following the date of this Amendment, equal to One Million Dollars ($1,000,000) to TCP Sema SPV LLC (“Equityholder Agent” and such issuance, the “Consent Fee”). Such issuance shall be made within ten (10) Business Days from the date hereof. Further, Parent shall reimburse up to Fifty Thousand Dollars ($50,000) of all reasonable attorneys’ fees incurred by Stockholders’ Representative in connection with the negotiation, execution and delivery of this Amendment.

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5. Conversion Option. Upon the earlier of (i) the date 3 months following the date hereof, (ii) the receipt by the Stockholders’ Representative of a Prepayment Request (a “Request Date”) and (iii) the Deferred First Installment Payment Date, the Equityholders will automatically and without any further action on the part of the Parties, receive a conversion option (the “Option”) exercisable until April 1, 2025 for each holder to convert all or a portion of such holder’s pro rata amount of the Deferred Merger Consideration (including the Accrued Interest) that remains outstanding and unpaid as of the date the Option is exercised into shares of Parent Common Stock equal to the number of shares of Parent Common Stock determined at a conversion price equal to one hundred and twenty-six percent (126%) of the arithmetic average of the daily volume-weighted average prices of the Parent Common Stock on Nasdaq, as reported on Bloomberg Page “BLNK US<equity>AQR” calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, on the seven (7) consecutive complete trading days prior to signing of this Amendment. For the avoidance of doubt, to the extent the conversion of the Deferred Merger Consideration (including Accrued Interest) would result in the issuance of Parent Common Stock in an amount above the 20% Threshold (as defined below), any holder seeking to exercise its Option shall only be entitled to receive a number of shares of Parent Common Stock equal to a pro rata percentage of Parent Common Stock issuable without exceeding the 20% Threshold based on the pro rata percentage of such holder’s owed amount of Deferred Merger Consideration (including the Accrued Interest). Parent shall as soon as reasonably practicable, but in any event within thirty (30) days after the execution of this Amendment, file with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3ASR or Form S-3 (the “Form S-3 Shelf”), or to the extent Parent is ineligible to use Form S-3ASR or Form S-3, a Registration on Form S-1 (the “Form S-1 Shelf”), covering the public resale of the shares issuable pursuant to the Option and all of the Consent Fee on a delayed or continuous basis and shall use its commercially reasonable efforts to cause such Form S-3 Shelf or Form S-1 Shelf to be, become or be declared effective, as applicable, as soon as practicable after the filing thereof, but in no event later than the earlier of (i) the 60th calendar day (or as soon as reasonably practicable if the Commission notifies Parent that it will “review” the applicable registration statement) following the date hereof and (ii) the 3rd business day after the date Parent is notified (orally or in writing, whichever is earlier) by the Commission that the applicable registration statement will not be “reviewed” or will not be subject to further review. Such registration statement shall provide for the resale of the Consent Fee included therein pursuant to any method or combination of methods legally available to, and requested by, any holder named therein; provided, however, that Parent shall have the right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement in connection herewith consistent with Section 3.05 of the Registration Rights Agreement. In order to comply with NASDAQ Market Rules, in no event shall Parent be obligated to issue such number of shares of Parent Common Stock in the Deferred First Installment Payment, any Additional Deferred Installment or the Consent Fee, together with the Closing Date Stock Consideration, in the aggregate, equal to or in excess of 20% of the outstanding shares of Parent Common Stock as determined immediately prior to the Closing (the “20% Threshold”).

6. Issuance of Notes. At the request of any Equityholder, subject to applicable securities laws, Parent will issue to such Equityholder three secured promissory notes evidencing its obligations in connection with each of its obligations described in Section 2.5(k)(v) of the Merger Agreement (each such note, a “Promissory Note”). The terms and conditions of the Promissory Notes shall be in accordance with the provisions outlined in this Amendment and such other customary provisions as Parent may reasonably require, including, without limitation, investment representations.

7. Protective Provisions. At any time that any Deferred Merger Consideration is outstanding and owed by Parent to the Equityholders, Parent hereby covenants and agrees with each of the Equityholders that it shall not, and shall cause its affiliates (including its subsidiaries) not to, without approval of the Stockholders’ Representative:

a.	effect any merger, acquisition or business combination (in one transaction or in a series of transactions) in excess of $3,000,000.

b.	declare or make, or agree to declare or make, directly or indirectly, any dividend or other distribution (whether in cash, securities or other property) with respect to the equity interests of Parent or its subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests or any option, warrant or other right to acquire any such equity interests, or incur any obligation (contingent or otherwise) to do so.

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c.	sell, transfer, lease or otherwise dispose of any material assets (in one transaction or in a series of transactions) in excess of $3,000,000, except for sales, transfers and dispositions made to non-affiliates in the ordinary course of business.

d.	create, incur, assume or permit to exist any lien, other than Permitted Encumbrances, on (i) any property or asset now owned or hereafter acquired by it or its subsidiaries, or assign or sell any income or revenues (including Accounts) or rights in respect of any thereof or (ii) the equity interests in any subsidiaries of Parent.

e.	Notwithstanding Section 7(a) and Section 7(c), Parent and its affiliates (including its subsidiaries) shall not be required to obtain the prior approval of Stockholders Representative to consummate an underwritten initial public offering, direct listing, or sale of at least a majority of assets or of equity (by way of merger, acquisition, sale or other method of disposition), in each case, with respect to Blink Mobility, LLC.

8. Events of Default. The occurrence and continuance of any of the following shall constitute an event of default hereunder (each, an “Event of Default”):

a.	Failure to Pay. Parent (i) fails to pay any principal or interest when due under this Amendment or (ii) fails to pay any other amount due under this Amendment and such failure continues for ten (10) days.

b.	Covenants. If any of Parent or its affiliates fails to perform or observe any covenant under this Amendment or the Promissory Notes (if and when issued), and such failure continues for a period of thirty (30) days.

c.	Bankruptcy. (i) The Parent or any of its subsidiaries consents to, or commences an action or proceeding relating to bankruptcy or insolvency seeking to have, an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or substantially all of its assets, or makes a general assignment for the benefit of its creditors or any marshalling of assets and liabilities or admits in writing its inability to pay its debts as they become due, (ii) an involuntary case under any bankruptcy or insolvency law is filed or threatened against the Parent or any of its subsidiaries, (iii) a court of competent jurisdiction adjudicates the Parent or any of its subsidiaries as bankrupt or insolvent or makes a general assignment for the benefit of its creditors or orders the marshalling of its assets and liabilities, (iv) a receiver, trustee, custodian, conservator, or other similar official is appointed for the Parent or any of its subsidiaries or for all or substantially all of its or their assets, or (v) any liquidation or dissolution of the Parent or any of its subsidiaries.

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d.	Conversion Failure. Parent fails to meet its obligation to convert any amount in accordance with Section 5 hereof upon the exercise of the conversion right with respect thereto and such failure continues for three business days.

9. Remedies. Upon the occurrence and during the continuance of any Event of Default, and at any time thereafter if such event shall then be continuing, the Equityholders may, at the election of the Stockholders’ Representative, (a) declare the entire principal amount of the Deferred Merger Consideration and all other amounts payable under this Amendment and the Merger Agreement immediately due and payable, without further presentment, demand, protest, notice, grace, or action of any nature whatsoever, all of which are specifically waived by the Parties; (b) sue on this Amendment or otherwise commence any judicial or non-judicial enforcement against the Parent and its affiliates; and/or (b) exercise any or all of its other rights, powers or remedies under applicable law or at equity; provided that, upon the occurrence of an Event of Default under Section 8, the entire principal amount of the Deferred Merger Consideration and all other amounts payable under this Amendment and the Merger Agreement shall become immediately due and payable. Following an Event of Default, the Parent shall pay all costs of collection, including, without limitation, reasonable attorneys’ fees and expenses and court costs.

10. Security Interest. To secure the payment and performance when due of all obligations, indebtedness, and liabilities of Parent under or in connection with this Amendment and the Promissory Notes to Stockholders’ Representative (the “Obligations”), each of Parent and each of the United States subsidiaries of the Parent party hereto (each, a “Grantor”) hereby grants to Stockholders’ Representative, for the ratable benefit of the Equityholders, a security interest in all of its assets and property, whether now owned or hereafter arising or acquired and wherever located, in all cases, to the extent such security interests can be perfected by the filing of a UCC-1 Financing Statement (collectively, the “Collateral”). For the avoidance of doubt, Collateral shall not include the membership interests or assets of Blink Mobility, LLC or equity interests in or assets of foreign subsidiaries of such Grantor. Grantors agree not to pledge any capital stock, membership units or other securities held by any Grantor or give possession of any certificated securities held by any Grantor to any third party until their obligations with respect to the Deferred Merger Consideration and Accrued Interest are satisfied in full. Each Grantor authorizes the Stockholders’ Representative to file at any time the financing statements required by the applicable Uniform Commercial Code (“UCC”). Upon the occurrence of any Event of Default, in addition to other rights and remedies provided for herein or otherwise available to the Stockholders’ Representative, the Stockholders’ Representative may exercise in respect of the Collateral all the rights and remedies of a secured party upon default under the UCC, in each case in any manner or order that the Stockholders’ Representative deems expedient without regard to any equitable principles of marshalling or otherwise. Each Grantor (from time to time at its own expense), upon the reasonable request of the Stockholders’ Representative, will promptly execute and deliver any applicable collateral assignment to enable the Stockholders’ Representative to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

11. Miscellaneous Provisions.

a. Public Announcement. Upon the execution of this Amendment, Parent shall file this Amendment as an exhibit in a Current Report on Form 8-K and shall include a summary of the provisions set forth herein.

b. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

c. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

d. Agreement in Effect. Except as expressly provided herein, the execution and delivery of this Amendment shall not extend, modify or waive any term or condition of the Merger Agreement.

e. Governing Law. This Amendment shall be governed by, and construed under, the laws of the State of Delaware, and all rights and remedies being governed by said laws, without regard to principles of conflict of law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first above written.

Blink Charging Co.

By:	/s/ Brendan S. Jones
Name:	Brendan S. Jones
Title:	President and Chief Executive Officer

Semaconnect LLC

By:	/s/ Brendan S. Jones
Name:	Brendan S. Jones
Title:	Authorized Person

Shareholder Representative Services LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ Michelle Kirkpatrick
Name:	Michelle Kirkpatrick
Title:	Executive Director

[Signature Page to Amendment No. 2 to the Agreement and Plan of Merger]

Acknowledged and Agreed

solely with respect to Section 10:

BEAM CHARGING, LLC

BLINK NETWORK, LLC

BLINK CHARGING, INC.

CAR CHARGING GROUP (CA), INC.

BLINK I HOLDINGS, LLC

BLINK/PAT LLC

CCGI/BRIXMOR, LLC

EV PASS, LLC

ECHARGING STATIONS, LLC

ECOTALITY, INC.

BLUELA CARSHARING LLC

U-GO STATIONS INC

BLINK EV LLC

BG ENERGY SOLUTIONS LLC

CCGI HOLDINGS LLC

By:	/s/ Brendan S. Jones
Name:	Brendan S. Jones
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 2 to the Agreement and Plan of Merger]